UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc.

Legal status of issuer

> *Form*
> C Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> December 18, 2017

Physical address of issuer
5 Upper Newport Plaza
Newport beach, CA 92660

Website of issuer
www.quantmre.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$179,827	$378,226
Cash & Cash Equivalents	$21,166	$159,816
Accounts Receivable	$77	$77
Short-term Debt	$211,337	$166,100
Long-term Debt	$724,700	$699,700
Revenues/Sales	$8,006	$5
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($414,626)	($1,485,829)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Sullivan
(Signature)

Matthew Sullivan
(Name)

Chief Executive Officer
(Title)

May 14, 2020
(Date)

/s/Robert Barr
(Signature)

Robert Barr
(Name)

Chief Finance Officer
(Title)

May 14, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

May 14, 2020

Quantm.One, Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Quantm.One, Inc., a Delaware corporation ("**Quantm**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by September 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)　　Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2)　　Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3)　　Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4)　　Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5)　　Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6)　　Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.quantmre.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1)　　the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)　　the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3)　　the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)	the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)	the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/quantm-one

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Quantm.One, Inc., is a Delaware corporation incorporated on December 18, 2017.

The Company's business address is 5 Upper Newport Plaza, Newport Beach, CA 92660.

The Company's website is www.quantmre.com.

The Company is headquartered in California but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/quantm-one and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000[*]
Maximum amount of Units of Crowd SAFEs being offered	$1,070,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000[*]
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$100[+]
Offering deadline	September 30, 2020
Use of proceeds	See the description of the use of proceeds on page 40 hereof.
Voting Rights	See the description of the voting rights on page 533.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to 6% of the offering proceeds, the Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Control by Management

As of March 31, 2020, the Company's directors, officers and advisors own approximately 74% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 74% of the outstanding Common Stock Shares of the Company and approximately 73% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We intend to originate Home Equity Agreements. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Agreements. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19

There has been a global outbreak of coronavirus disease ("**COVID-19**") which began in China and has quickly spread to many countries throughout the world including the United States and Europe. This outbreak has led (and may continue to lead) to disruptions in the global economy. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. On March 13, 2020, President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act, which permits the use of up to $50 billion of FEMA funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans, and gives the U.S. Secretary of Health and Human Services emergency authority to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients. On March 25, 2020, the U.S. Senate passed legislation providing for approximately $2 trillion of relief to states, businesses and individuals, and such legislation is expected to be approved by the U.S. House of Representatives and thereafter enacted into law by signature of the President on March 27, 2020. The economic impact of the disease has led to extreme volatility in the stock market and capital markets. The Federal Reserve has recently taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. Central banks in Europe, the United Kingdom and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

Additionally, the U.S. federal government, as well as several state and local governments including Connecticut, California, Illinois, New Jersey and New York, have adopted a number of emergency measures and recommendations in response to the COVID-19 outbreak, including imposing travel bans, "shelter in place" restrictions, curfews, cancelling events, banning large gatherings, closing non-essential businesses, including, but not limited to bars, restaurants, movie theatres and gyms, and generally promoting social distancing (including in the workplace, which has resulted in a significant increase in employees working remotely). Although it cannot be predicted, additional policy action at the federal, state and local level in the near future is likely. The COVID-19 outbreak (and any future outbreaks of COVID-19) and resulting emergency measures has led (and may continue to lead) to significant disruptions in the global supply chain, global capital markets, the economy of the United States and the economies of other nations where an outbreak of COVID-19 has occurred or may occur. Concern about the potential effects of the COVID-19 outbreak and the effectiveness of measures being put in place by governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms) to contain or mitigate its spread has adversely affected economic conditions and capital markets globally, and has led to significant volatility in global financial markets. In certain U.S. cities and states, the COVID-19 outbreak has resulted in a near total cessation of all non-essential economic activities, with some businesses temporarily suspending operations and laying-off employees, and many businesses including financial services companies permitting or requiring employees to work remotely. The disruption and volatility in the credit markets and the reduction of economic activity in severely affected sectors may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally.

On March 18, 2020, the Federal Housing Finance Agency directed Fannie Mae and Freddie Mac to suspend foreclosures and evictions for GSE-backed single-family mortgages for at least sixty (60) days due to COVID-19, which follows an earlier announcement that the GSEs would provide payment forbearance for up to twelve (12) months to borrowers impacted by COVID-19. In addition, the U.S. Department of Housing and Urban Development announced that all foreclosures and evictions have been suspended until the end of April 2020. The Office of the Comptroller of the Currency (the "**OCC**"), the Federal Deposit Insurance Corporation (the "**FDIC**"), and the Federal Reserve Board indicated that member financial institutions can consider the use of modifications for borrowers with hardships related to the outbreak of COVID-19. Some states and local jurisdictions have also implemented moratoriums on foreclosures and evictions in efforts to stem the impact that COVID-19 has had on Americans' income and ability to pay their monthly mortgage and rent obligations. There can be no assurance that other forbearance programs, foreclosure moratoriums or other programs or mandates may be imposed or extended, including those that may impact the Mortgage Loans.

The outbreak (and any future outbreaks) of the coronavirus disease may lead to further volatility in or disruption in the capital markets and may result in further government actions or policy decisions that may adversely affect the Securities. Furthermore, it is likely that the COVID-19 outbreak and resulting disruption to economic conditions may result in a decline in real estate values which would result in a loss of value of the Company's primary investment product. There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the impact of the COVID-19 outbreak. There is little certainty as to when the COVID-19 outbreak will abate, or when and to what extent the Unites States economy will recover from the disruption caused by the COVID-19 outbreak. The disruption and volatility in the credit markets and real estate markets may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally. Investors must consider and understand that the extent of the economic disruption and market volatility that has been, and may be, caused by the COVID-19 outbreak could be as severe, or even more severe, than that of the 2008 financial crisis or other similar economic crises.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Agreement may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Agreement would recover an amount less than such original investment amount.

The Company's platform and Home Equity Agreements may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Agreement which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Agreements.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Agreements is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Agreements, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan, Steve Hotovec, Mark Rogers and Robert Barr, are principals of other entities which provide loan origination and servicing, Home Equity Agreement origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

The Home Equity Agreements may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Agreements may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company

is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Risk of related party transactions

The Company intends to use a portion of the proceeds from this Offering to satisfy a portion of the $125,000 in outstanding debt owed to Own Home Finance PBC, an entity that is majority owned by the Company's Compliance Advisor, David Sterlitz.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Agreements, or HEA(s). A Home Equity Agreement allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Agreementis not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Agreement receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity and tradability for Home Equity Agreements, the Company has developed the QuantmRE 'Active Portfolio' platform- a suite of blockchain-based technologies that have been designed to enable investors to build, model, manage and potentially trade portfolios of fractionalized interests in individual Home Equity Agreements. The technologies powering the Active Portfolio platform have been designed to enable the economic interests in each Home Equity Agreement to be fractionalized and a securitized into units. These units may then be offered for sale by the owner and/or original investor in the HEAs on the Active Portfolio platform. The value of each Home Equity Agreement will be recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period. The Active Portfolio exchange has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of home equity-based real estate investments in specific geographies and demographics.

The Active Portfolio exchange will require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. A portion of the proceeds of this Offering will be used for this purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements will be limited.

Problem- Traditional access to home equity requires taking on more debt.

Many Americans, over 14 million in fact, have a very valuable asset that can help with their financial liquidity. That asset is the equity in their home. In the United States, total home equity hit a record $18.7T in 2019. However, home equity is an illiquid, non- financial asset. It can't be used to buy goods or services.

The problem for all homeowners is that the only way to access their equity is to take on more debt. At a time when many families need funds more than ever, there needs to be an alternative financial tool for homeowners who are house rich and cash poor and are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Solution- Home Equity Agreements

QuantmRE is a real estate finance platform that enables qualifying homeowners to get a cash lump sum from their equity with no monthly payments, no interest and no added debt. This solves a major problem for homeowners who want to get cash from their home equity with no extra debt.

QuantmRE originates Home Equity Agreements with homeowners on behalf of investors. A Home Equity Agreement is an equity-based solution. It is not a reverse mortgage, it's not a loan and it's not a line of credit. People who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement and get a cash lump sum from their home equity, again with no interest and no monthly payments. The homeowner has up to thirty years to sell their home or to refinance the agreement.

	QuantmRE	MORTGAGE
Monthly Payments	No	Yes
Interest Charges	No	Yes
Added Debt	No	Yes
Debt-to-Income Requirements	No	Yes
Impact on Credit Report	No	Yes

Our plan is to help unlock hundreds of millions of dollars of equity for homeowners, providing them with much-needed cash with no interest, no monthly payments and no added debt.

Revenue generating with a highly scalable product



Origination Fees
A percentage of the capital that is released to the Homeowner. Potential to charge the capital source a 'gain on sale'



Platform Membership Fees
Annual membership fees providing access to investment, trading, data analytics, portfolio modelling, building and reporting



Trading Platform Fees
Technology and Platform fees generated from listing, buying and selling fractionalized interests in Home Equity Agreements

We currently generate origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Agreement.

As demand for Home Equity Agreements increases, we anticipate being able to charge an additional 'gain on sale' for Agreements that we originate in addition to the fees paid by the Homeowner. This may increase our overall potential earnings to approximately 5% of the cash value of each completed Home Equity Agreement ($5,250 per completed Agreement based on the current average contract size).

Platform Revenues

Built on blockchain technologies, our secondary market platform has been designed to operate as a marketplace for fractionalized interests in Home Equity Agreements, giving investors a smarter way to invest in US residential homes and delivering revenue streams from the following potential activities:

- Annual membership fees
- Technology fees to buy, sell and trade units in fractionalized Home Equity Agreements
- Portfolio modelling
- Real time real estate transaction data
- Portfolio balancing

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Agreements	Equity sharing investment contracts.	$18T Total Addressable Market

We originate Home Equity Agreements on behalf of investors and other capital sources that wish to get exposure to this previously untapped asset class.   We act as the platform that links

homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments driven by residential real estate equity. The QuantmRE platform has been designed to make home equity accessible, investible and tradable.

Equity Freedom for Homeowners

The homeowner receives cash, they maintain all rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the agreement. During the agreement period, which may be as long as 30 years, the homeowner does not have to pay any interest, there are no monthly payments and there is no added debt. At a time when many families need more funds more than ever, our Home Equity Agreements can provide a much-needed source of capital for homeowners who are unable, or unwilling, to take on the burden of monthly payments and additional debt.


I Own a Home
QuantmRE
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Potential Equity Release Amount
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Invest in US residential real estate without the problems of being a landlord

The technology behind the QuantmRE platform is designed to enable homeowners to sell, and investors to buy a portion of the equity in single family residential homes. Our longer-term objective is to enable a wide range of investors to fund these transactions, and to create a secondary market for fractionalized Home Equity Agreements, giving investors the chance to build, model, manage and trade personalized portfolios of this previously untapped asset class.


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AVAILABLE PROPERTIES
Zip, City, State...
23 Calais
Newport Beach , CA 92657
Single faily home in Newport Beach
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3137 Corte Marin
Newport Beach , CA 92660
Single faily home in Newport Beach
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31 Corsica Dr
Newport Beach , CA 92660
Townhome in Newport Beach
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Open "https://quantmre.com/platform/properties" in a new tab

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Tradable - creating a secondary market for Home Equity Agreements

We plan to use some of the proceeds from this Offering to continue the development and build out of our trading platform, which we call 'Active Portfolio'. Built on blockchain technologies, it has been designed to operate like a 'stock-market' for fractionalized interests in Home Equity Agreements, giving investors a smarter way to invest in US residential homes. This includes seeking regulatory approval for the exchange, which will require significant time and expense.

Using our patent-pending technologies, each Home Equity Agreement can be fractionalized and split into $1 units. These units will be offered to investors via our exchange, enabling them to build, model, manage and trade their own portfolio of investments in the equity in individual residential properties.


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Per Share ($)
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ADD 182 $1,001.97 23 Calais, Newport Beach CA 92657 $1,695,000
ADD 253 $999.01 3137 Corte Marin, Newport Beach CA 92660 $1,685,000
ADD 77 $1,004.49 31 Corsica Dr, Newport Beach CA 92660 $745,000
ADD 72 $998.00 124 Yorktown, Newport Beach CA 92660 $499,000
ADD 145 $999.31 404 Fernleaf Ave, Newport Beach CA 92625 $1,449,000
ADD 217 $1,001.61 20112 Spruce Ave, Newport Beach CA 92660 $1,449,000
ADD 254 $999.21 2907 Perla, Newport Beach CA 92660 $1,269,000
ADD 134 $1,000.00 12 Padua Ct, Newport Beach CA 92657 $1,125,000
ADD 143 $1,001.75 25 Dauphine, Newport Beach CA 92657 $955,000
ADD 143 $998.60 2704 Vista Del Oro, Newport Beach CA 92660 $1,190,000
Open "https://quantmre.com/platform/portfolio" in a new tab

Note: This exchange will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited. The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Peer to Peer transactions

Once the QuantmRE platform has been established and trading volumes begin to grow, homeowners will be able to raise capital directly from investors, on a peer to peer basis, without the need for an intermediary (similar to the way Prosper and Lending Club operate). Part of the proceeds from this Offering will be used for the technological build required to enable a homeowner to offer their home equity to potential purchasers who can transact with the homeowner via the platform, without the need for another capital source. This direct investment model will enable us to offer a more diversified range of Home Equity Agreements which will also be fractionalized and traded on QuantmRE's secondary market exchange This platform will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the ability to use peer to peer funding for Home Equity Agreements could be limited.

Traction

Over $1.5M capital paid out to homeowners. $3.5M+ pipeline

The Company started accepting customer applications on its platform in October 2019. Building on an effective, scalable online and offline marketing strategy, we have been able to originate contracts,

generate revenues, arrange for the payment of capital to homeowners, and grow the business month by month.


12
Completed Transactions
$20k+
Origination Revenues
35+
Transactions in the Pipeline
270+
Homeowner Online Applications
$1.5M+
Provided to homeowners
$3.5M+
Transactions in the pipeline

These transactions represent Home Equity Agreements that have been originated by the Company on behalf of its capital partner as well as transactions that have been brokered to other Home Equity Agreement companies

Customers
Our customers fall into three main categories:


Unable to qualify for a loan
Unwilling to take on more debt
Asset diversification, Entrepreneurs

The homeowner can use the funds for any purpose, such as the following:



The following scenarios show how QuantmRE's debt-free Home Equity Agreements can be used to provide short term solutions, or to implement a longer-term financial strategy.

Market Opportunity

Housing represents the one of the largest sectors of the US and world economies. In the US, between 15-18% of GDP is attributed to housing related activities, from employment, consumption, construction and financing. Over time, the price performance of single-family residences has typically tracked or slightly outperformed inflation, i.e., generating a 4.2% annualized return over the last fifty years. For example, according to U.S. Census figures, the median valued home in the US in 1940 adjusted for inflation (in year 2000 dollars) was $30,600. At the end of Q4 2019 the median sales price of a house in the US was $324,500.

Tapping into a rapidly growing $18T addressable market
Over 14 million homeowners in the US are 'house rich' - their homes have 50% or more equity. In the United States in 2019, total home equity hit a record $18.7 Trillion.


Percent Equity Rich (LTV Below 50)
4.5%
82.6%
United States
Equity Rich(LTV 50 or lower)
95
2,000
4,000
6,000
8,000
10,000
11,242
Mexico
ATTOM™
DATA SOLUTIONS
© 2020 Mapbox © OpenStreetMap

Image: Q4 2019 Equity Rich Properties by ZIP. Source: Attom Data Solutions

We are currently focused on originating Home Equity Agreements in California, and will use part of the proceeds of this Offering to expand the number of states where we operate. Leveraging direct-to-consumer marketing and existing channel partnerships, we plan to achieve $50M in originations over the next 12 months, or approximately 476 completed Home Equity Agreements at the current average value of $105,000.


14.7M Homes in US are 'Equity Rich' – 50% or more home equity
TAM
4.93M Homes in California are 'Equity Rich'
SAM
Year 1:
Target 300,000 Homes in the top school areas in California
SOM

Source: Attom Analytics / Realtytrac

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.



Our social media advertising strategy is currently yielding a 5x return on advertising spend and provides an efficient, highly scalable method of new customer acquisition.

Competition

There are currently four other product companies in this market - Unison, Point, HomeTap and Patch Homes - all of whom are backed by major venture capital firms, institutional investors, insurance and endowment funds. They do not allow retail investors to participate. We are similar to our competitors as we also link homeowners to investors to provide debt-free financing options.

Unlike the other companies in this sector however, our diversified investor base potentially enables it to offer a wider range of Home Equity Agreements to a broader range of homeowner customers.

Company	Investors	Capital invested in the Company (estimated)	Home Equity Agreement Capital Commitments
QuantmRE	XSQUARED VENTURES	$1.8M	Under discussion
unison	citi VENTURES, RBC, F/PRIME, Fidelity	$40M series B	$1.2B (estimated)
POINT	ANDREESSEN HOROWITZ, Bloomberg, Prudential	$37M	$750M (estimated)
hometap	AMERICAN FAMILY VENTURES, GENERAL CATALYST, G2O	$32M	$100M (estimated)
Patch Homes	USV, techstars	$6M	$100M (estimated)
Totals		$116+Million Invested	$2+Billion Committed capital

This table shows the estimated capital raised by the Company's competitors together with the estimated capital commitments for investments into Home Equity Agreements.

Key Differentiators:

- QuantmRE is the only platform designed to provide institutional and individual investors with access to fractionalized equity investments in owner-occupied residential real estate

- The only platform aimed at providing secondary market trading for fractionalized home equity

- QuantmRE is not tied to specific capital sources - offers a wider product range to homeowners

Point Digital Finance. Point Digital Finance was founded in Palo Alto in 2015. The company raised $3million of venture funding from SV Angel, Grey Wolf VC, Montage Ventures, Greylock Partners, Bloomberg Beta, Ribbit Capital and Andreessen Horowitz on January 22, 2015, putting the pre-money valuation at $9.86 million. In September 2016, while still an early stage company, they raised $8.4M valuing the company at $31.08M post-investment. In March 2019 Point raised $122 million of Series B venture funding in a deal led by Prudential Financial and DAG Ventures. Bloomberg Beta, Andreessen Horowitz, Ribbit Capital, Financial Venture Studio, Enterprise Community Partners, Keri Findley and Kingsbridge Wealth Management also participated in the round. The total capital Point has raised to date is $137M. source: https://pitchbook.com/profiles/company/110137-96.

Hometap. Hometap was founded in 2017 and raised $2.5million of seed funding from General Catalyst Partners and other undisclosed investors. While still a pre-revenue start-up, the company raised $12 million of Series A venture funding in a deal led by G20 Ventures. American Family Ventures, Pillar Companies and General Catalyst Partners also participated in the round. In December 2019 Boston-based Hometap, which is less than two years old, raised a $100 million Series B to give people a way to borrow against the equity in their homes without taking out loans. Or as its name implies, it offers homeowners a way to "tap" into their home equity by taking on an investor in their property. New investor ICONIQ Capital led the financing, which also included current investors General Catalyst, G20 Ventures, Pillar Ventures and American Family Ventures, the venture arm of AmFam Insurance. Hometap says it has raised a total of $130 million since its inception in January 2018. Source: https://pitchbook.com/profiles/company/228966-67

Patch Homes. Patch Homes raised $240,000 of seed funding in the form of convertible debt from Breega Capital on September 1, 2017. Previously, the company raised $1million of seed funding from Techstars, Kima Ventures and Eric Di Benedetto on April 25, 2017, putting the pre-money valuation at $7.65 million. Nathan Blecharczyk, Alex Iskold, Greg Schroy and Tokyo Founders Fund also participated in the round. In Sept 2019 they raised $5M series A from Techstar Ventures and Union Street Ventures.

Customer Base

For homeowners in the US looking for a way to monetize some of the equity in their home, the Company's Home Equity Agreements can provide the ability to receive a cash sum which is not a loan or a reverse mortgage. That means for the homeowner there is no added debt, no interest and no monthly payments. We market our Home Equity Agreement origination service through the following means:

* Direct to homeowner (via on-line and off-line marketing)
* Channel partnerships (such as realtors, real estate education companies, loan modification companies, debt settlement companies, mortgage loan originators, CPAs, investment advisors).

For investors, the Company's proposed Active Portfolio technologies will enable them to gain exposure to the equity in prime residential real estate, an untapped, multi-trillion dollar real estate asset class in the US. The QuantmRE Platform is designed to enable homeowners to sell, and investors to purchase, a portion of the equity in owner-occupied and non owner-occupied single family residential homes.

Intellectual Property

Patents and Provisional Patent Applications

Application / PUB/ Patent #	**Type**	**Title**	**File Date**	**Country/Organization**
Application # 62740419	Provisional	**SECURITIZED TRADING PLATFORM AND METHOD**	10/03/2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87/915965	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate. Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer software for use in managing cryptocurrency and block chain data in association with fractional real estate investments.	QuantmRE	05/10/2018	Provisional	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

In addition, the Company's 'Active Portfolio' real estate exchange will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates this will be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Agreements could be limited.

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The Company intends to use the proceeds as follows:

• Significantly increase its sales and marketing efforts to generate sales revenues from Home Equity Agreement originations;
• Continue to develop its fractionalized Home Equity Agreement trading platform; and
• To fund general working capital.

Part of the capital used under this Offering will be used to pay for marketing and advertising to drive an increasing number of potential homeowner customers through our website. The Company also intends to use the proceeds of this and other Offerings to complete the build of its exchange platform technologies and gain the required regulatory approvals which will enable fractionalized interests in Home Equity Agreements to be bought and sold on the Company's platform. We intend to significantly increase our digital and social media marketing spend, grow our channel partnership base, and make improvements to our platform to increase our revenues from the origination of Home Equity Agreements. As much of the QuantmRE Platform has now been built, we anticipate that approximately one third of the Company's expenses for the next 24 months will be spent on sales and marketing to build the company's brand and secure Home Equity Agreement originations. We also anticipate that approximately one-third of the Company's costs during the next 24 months will be dedicated to technology development and maintenance. The balance will be used for general working capital requirements (including expenses and salaries payable to members of the Company's management team), legal & regulatory expenses and fees and sales and marketing.

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales & Marketing	17.39%	$4,348	17.39%	$186,073
Legal and Regulatory	19.74%	$4,935	19.74%	$211,218
Technology Development	33.37%	$8,342	33.37%	$357,059
Working Capital	23.50%	$5,875	23.50%	$251,450
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Matthew Sullivan	Chief Executive Officer, Secretary and Director	See below	54
Robert Barr	Chief Financial Officer	See below	50
Dave Sterlitz	Compliance Advisor	See below	48

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm One, Inc in December 2017 and is the visionary behind the QuantmRE Network. He currently serves as the Company's full-time CEO. He was the co-founder of

Secured Real Estate Income Strategies, LLC, a real estate debt fund established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Robert Barr: Chief Financial Officer

Mr Barr joined as the Company's CFO in June 2018. Mr Barr is the Founder of Good Steward Capital Management, Inc ('GSCM') and has served as its president since January 2012. The Good Steward group of companies provide specialized services to the real estate and real estate financing industry including capital management, loan servicing, fund administration, and mortgage brokering. Prior to founding GSCM he was a financial adviser at H. Beck, Inc (June 2009 – January 2012). Robert joined the U.S. Navy as a Cryptologist in 1988 and served 6 years. After being awarded the Navy Achievement Medal in 1991 and serving in several critical positions, Robert left the Navy with a goal of taking his wealth of international experience and objective analytical skills to private sector business and finance. With over 23 years of business and finance experience, Robert has held positions ranging from Owner, CFO, CEO, and Financial Advisor. He currently works part-time with the Company and dedicates an average of one day a week to his position as CFO and director.

Dave Sterlitz: Compliance Advisor

Dave Sterlitz is a co-founder of the Company and serves as its Compliance Advisor. Mr. Sterlitz was previously General Counsel and Chief Compliance Officer for EquityKey, LLC, one of the first companies to enter the shared equity market. Mr. Sterlitz has served in senior legal roles such as Managing Director and Chief Legal and Compliance Officer for nearly two decades at some of the largest financial institutions in the world, including MUFG Americas, HSBC and Wachovia Bank. An acknowledged expert in the field, Mr. Sterlitz has been involved in the equity share sector since its inception. Mr. Sterlitz is an Executive Member of the Board of Directors for Junior Achievement of San Diego and holds a Juris Doctorate degree from Emory University School of Law.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	1,106,242
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	98.98%

Type of security	Preferred Stock
Amount outstanding/Face Value	11,453
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.243%

On a fully diluted basis the Preferred shares would convert to 13,971 shares of Common Stock at a pre-money valuation of $8,000,000.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Amount outstanding	$25,000
Interest Rate	10%
Maturity Date	December 31, 2022
Conversion Terms	The Notes will convert at the lower of (i) an implied equity valuation of $8 Million or (ii) at a 15% discount to the closing price per share of the valuation used in connection with a qualifying equity round of a minimum of $2 million.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.311%

On a fully diluted basis the investment of $25,000 in the Convertible Note would convert into 3,493 shares of the Company's Common Stock at a pre-money valuation of $8,000,000.

Type of debt	Unsecured Promissory Note
Amount outstanding	$25,000
Interest Rate	10%
Maturity Date	December 31, 2020
Maturity Date	December 31, 2020

Type of debt	Membership Tokens
Amount outstanding	64,630,932
Other Material Terms	Tokens can be redeemed towards membership fees which are charged by the QuantmRE Platform

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC	455,000 shares of Common Stock	40.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Newport Beach, California. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Agreements, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Cash and Cash Equivalents

As of May 7, 2020, the Company had $14,776 in aggregate cash and cash equivalents, leaving the Company with approximately 6 months of runway.

The Company currently has one convertible promissory note in the amount of $25,000. This note incurs interest at a rate of 10% per annum and has a maturity date of December 31, 2022.

The Company also has one promissory note in the amount of $25,000. This note incurs interest at a rate of 10% per annum and has a maturity date of December 31, 2020.

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 4,000,000 shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"). The Company has a total of 1,106,242 shares of Common Stock issued and outstanding and an additional 11,453 shares of Preferred Stock outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on <u>Exhibit C</u> for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$1,000,000	107,792 Shares	Platform Development Patent Application Marketing General Corporate Purposes	03/29/2018	506(b) Regulation D
Membership Tokens	$699,700	48,576,000 Tokens	Platform Development Marketing General Corporate Purposes	03/29/2018	506(b) Regulation D
Convertible Debt	$25,000	1 Convertible Note	Advertising & Marketing General Corporate Purposes	11/1/2019	Section 4(a)(2)
Promissory Note	$25,000	1 Promissory Note	Advertising & Marketing General Corporate Purposes	2/21/2020	Section 4(a)(2)
Preferred Stock	$100,000	11,453 Shares	Platform Development Advertising & Marketing General Corporate Purposes	08/07/2019	506(b) Regulation D

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 6,000,000 shares of common stock, par value $0.0001 per share, of which 1,106,242 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $2,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "*First Equity Financing Price*".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has committed to issue a further 16,054,932 Membership Tokens to a number of the company's original founders, executives, advisors and consultants. Membership Tokens are cryptographic tokens issued on the Ethereum blockchain and were issued by pre-selling membership to the QuantmRE Platform at a discount. Subject to regulatory approval, the Company intends to accept these Membership Tokens on the QuantmRE Platform in lieu of payment for Membership fees, whereby each Membership Token can be redeemed for $1 worth of membership fees. Membership Tokens will be destroyed as soon as they have been redeemed on the Platform. Membership Tokens confer no rights, privileges or ownership of shares in the Company. The Company has no obligation to convert Membership Tokens into cash and they can only be used as payment for Platform Membership Subscriptions. Note that the redemption of large numbers of Membership Tokens on the Platform will reduce the cash revenues that the Company earns from Platform Subscriptions.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised at total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES

HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Quantm.One, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Quantm.One, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 7, 2020

To: Board of Directors of Quantm.One, Inc.
        Attn: Matthew Sullivan, CEO

Re: 2018 and 2019 Financial Statement Review
        Quantm.One, Inc.

We have reviewed the accompanying financial statements of Quantm.One, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

QUANTM. ONE, INC
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2019

(UNAUDITED)

	Jan - Dec 2019	Jan - Dec 2018
ASSETS		
Non-Current Assets		
Intellectual Property Rights	250,000	250,000
Less: Amortization	91,667	41,667
Total Non-Current Assets	**158,333**	**208,333**
Current Assets		
Cash	21,166	159,816
Subscription Receivable	77	77
Prepaid Expenses	250	10,000
Total Current Assets	**21,494**	**169,893**
TOTAL ASSETS	**179,827**	**378,226**
LIABILITIES & EQUITY		
Liabilities		
Payable to Matthew Sullivan	-	100
Consultancy Fees Payable	-	41,000
Account Payable	70,837	-
Payable to Own Home Finance	125,000	125,000
Convertible Note	25,000	-
Short Term Loans	15,500	-
Customer Advance	699,700	699,700
Total Liabilities	**936,037**	**865,800**
Equity		
Shareholder Capital		
Common Stock, 6,000,000 authorized with par value $0.0001, 916,232 and 1,106,242 issued and outstanding as of 12/31/2018 and 12/31/2019 respectively	111	92
Additional Paid in Capital - CS	1,045,946	999,976
Preferred Stock, 4,000,000 authorized with par value $0.0001, 0 and 11,453 issued and outstanding as of 12/31/2018 and 12/31/2019 respectively	1	-
Additional Paid in Capital - PS	99,999	-
Total Shareholder Capital	**1,146,057**	**1,000,067**
Retained Earnings	(1,487,641)	(1,812)
Net Income	(414,626)	(1,485,829)
Total Equity	**(756,210)**	**(487,574)**
TOTAL LIABILITIES & EQUITY	**179,827**	**378,226**

The accompanying notes are an integral part of these financial statements.

QUANTM. ONE, INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2018 TO DECEMBER 31, 2019

(UNAUDITED)

Particulars	Jan - Dec 2019	Jan - Dec 2018
Commission Income	8,006	0
Uncategorized Income	0	5
Total Income	**8,006**	**5**
Gross Profit	**8,006**	**5**
Expense		
General Administrative Expense	**69,831**	**8,457**
Office Supplies	1,120	5,335
Courier Expenses	53	0
Meals and Entertainment	2,922	3,033
Tax Expenses	70	0
Technical Services Expense	65,666	0
Freight and Shipping Expenses	0	88
Subscriptions & Dues	**12,041**	**19,256**
Computer and Internet Expenses	0	2,739
Registration fee	85	0
Subscriptions Expenses	11,956	16,517
Advertising & Marketing	**42,163**	**117,413**
Events & Summit Expenses	5,580	25,620
Marketing Expenses	36,583	91,793
Utilities	**3,766**	**526**
Utilities	585	0
Telephone Expense	3,180	526
Travel Expenses	**10,988**	**37,481**
Automobile Expense	195	1,823
Travel Expenses	10,793	35,658
Bank Service Charges	2,304	1,054
Intellectual Property Right Amortization Expenses	50,000	41,667
Charitable Contributions	0	150
Accounting Fees Expenses	6,793	0
Legal Expenses	23,028	0
Professional Fees	192,524	1,225,508
Rent Expense	6,624	15,625
Insurance Expense	500	417
Licensing Expenses	2,070	18,281
Total Expense	**422,631**	**1,485,834**
Net Income	**(414,626)**	**(1,485,829)**

The accompanying notes are an integral part of these financial statements.

QUANTM ONE INC.
STATEMENTS OF STAKEHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2019
(unaudited)

	Preferred Stock			Common Stock			Accumulated Surplus (Deficit)	Total Shareholders' Surplus (Deficit)
	Shares	Par	Additional Paid in Capital	Shares	Par	Additional Paid in Capital		
Inception	-	-	-	-	-		(1,812)	(1,812)
Contributed Capital	-	-	-	916,232	92	999,976	-	1,000,067
Net Income (Loss)	-	-	-	-	-		(1,485,829)	(1,485,829)
December 31,2018	-	-	-	916,232	92	999,976	(1,487,641)	(487,574)
Contributed Capital	11,453	1	99,999	190,010	19	45,971	-	145,990
Net Income (Loss)	-	-	-	-	-	-	(414,626)	(414,626)
December 31,2019	11,453	1	99,999	1,106,242	111	1,045,946	(1,902,267)	(756,210)

The accompanying notes are an integral part of these financial statements.

QUANTM.ONE INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2018 TO DECEMBER 31, 2019

(unaudited)

Particulars	Jan-Dec 19	Jan-Dec 18
Cash flows from operating activities		
Net Income	-414,626	-1,485,829
Adjustments for non-cash income and expenses:		
Amortization	50,000	41,667
Adjustments for increase/decrease in Current Assets/Current Liabilities:		
Increase in Current Assets	-250	-10,077
Decrease in Current Assets	10,000	-
Decrease in Current Liabilities	-41,100	-1,712
Increase in Current Liabilities	70,837	41,000
Total Adjustments	**89,487**	**70,878**
Net cash from operating activities	**-325,139**	**-1,414,951**
Cash flows from Investing activities		
Intellectual Property Rights	0	-125,000
Net cash from Investing activities	**0**	**-125,000**
Cash flows from financing activities		
Capital Addition	145,990	1,000,067
Customer Advance	0	699,700
Convertible Note	25,000	0
Short Term Loans	15,500	0
Net cash used in financing activities	**186,490**	**1,699,767**
Net cash increase for period	**-138,649**	**159,816**
Cash at the Beginning of Period	**159,816**	**0**
Cash at end of period	**21,166**	**159,816**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATION

QUANTM.ONE, INC. was formed on December 18, 2017 ("Inception") in the State of Delaware. The financial statements of Quantm.One, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, California.

Description of Business

Quantm.One, Inc is the owner of the technologies that power the QuantmRE platform - a differentiated real estate platform that enables home owners to unlock equity in their homes via home equity contracts (HECs). HECs are real estate transactions that enable home owners to convert the equity that is trapped in their homes into cash, but unlike a home equity loan or a reverse mortgage, they provide homeowners with a lump sum with no added debt, no monthly payments and no interest to pay. In return, the investor in the HEC shares in a portion of the home's current value and any appreciation when the homeowner decides to sell.

In order to facilitate liquidity and tradability for these investments, Quantm.One, Inc has developed 'Active Portfolio' - a suite of patent-pending blockchain-based technologies that have been designed to enable investors to build, model, manage and trade portfolios of fractionalized interests in individual Home Equity Contracts. The technologies powering the Active Portfolio platform have been designed to enable each Home Equity Contract to be fractionalized and split into $1 units. These units may then offered for sale by the owner and/or original investor in the HECs. The value of each HEC will be recalculated every month and will show an estimate of how much the contract has appreciated or depreciated over that period. Members of the Active Portfolio platform will be able to set a price and sell their individual fractions on the exchange, and will pay a transaction fee when they buy or sell their fractions. The Active Portfolio exchange has been designed to enable small investors to get a foot in the door in real estate with very low investment minimums, and to enable larger investors and institutions to build targeted portfolios of Home Equity Contracts in specific geographies and demographics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession,

downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of funds held in the Company's various bank accounts. As of December 31, 2019 and 2018, the Company had $21,166 and $159,816 of cash on hand, respectively.

Revenue Recognition

The Company will recognize origination fees from homeowners via Home Equity Contracts, and subscription/platform fees from subscribers to the QuantmRE Platform, when the Company receives (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 3 – DEBT

As at December 31, 2019 the Company had a total of $70,836.50 of accounts payable due by way of professional services rendered to the Company. In additon, the Company owed $10,000 to Barastone, Inc (a shareholder in the Company), $5,500 to Good Steward Account Servicing, Inc (a company managed by one of the Company's executives) and an obligation to pay a balance of $125,000 to Own Home Finance, PBC under an intellectual property license agreement dated February 25, 2018. The loans to Barastone Corp and Good Steward Account Servicing, Inc were subsequently repaid in January 2020.

Convertible Notes

As of December 31, 2019, the Company also has a liability of $25,000 to an investor by way of the issuance of a convertible note in November 2019. The note accrues interest at 10% per annum. In the event of a Qualified Financing, (defined as an equity financing in which the Company sells shares of its equity securities in a transaction or series of related transactions with an aggregate sales price of not less than $2,000,000, excluding any indebtedness that is converted into shares of Series A Preferred Stock (the "Preferred Stock"), including the Notes), all principal together with all accrued but unpaid interest under this Note shall automatically convert into shares of the Company's Preferred Stock and the Company's Common Stock at a conversion price (the "Conversion Price") equal to the lesser of (a) 85% of the price per share paid by the purchaser of the largest number of equity securities in the Qualified Financing and (b) the price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes) immediately prior to the Qualified Financing. The total number of shares of stock that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of the Preferred Stock issued in the Qualified Financing and Common Stock. The number of shares of such Preferred Stock shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest under the Note by (y) the same price per share paid by the other purchaser of the largest number of the equity securities in the Qualified Financing (such number of shares, the "Number of Preferred Stock"). The number of shares of Common Stock shall be equal to the Total

Number of Shares minus the Number of Preferred Stock.

Deferred Revenue – Customer Advance

From March to December 2018 the Company raised a total of $1,699,700 from the sale of 107,792 shares of the Company's common stock and the sale of 48,576,000 Membership Tokens to investors. Of the $1,699,700 raised, $699,700 was attributed to the sale of the Membership Tokens and $1,000,000 was attributed to the sale of the Company's common stock. The debt of $699,700 has been accounted for as a 'Customer Advance' in the Company's December 2019 accounts.

The Company has committed to issue a further 16,054,932 Membership Tokens to a number of the company's original founders, executives, advisors and consultants. Membership Tokens are cryptographic tokens issued on the Ethereum blockchain and were issued by pre-selling membership to the QuantmRE Platform at a discount. Subject to regulatory approval, the Company intends to accept these Membership Tokens on the QuantmRE Platform in lieu of payment for Membership fees, whereby each Membership Token can be redeemed for $1 worth of membership fees. Membership Tokens will be destroyed as soon as they have been redeemed on the Platform. Membership Tokens confer no rights, privileges or ownership of shares in the Company. The Company has no obligation to convert Membership Tokens into cash and they can only be used as payment for Platform Membership Subscriptions. Note that the redemption of large numbers of Membership Tokens on the Platform will reduce the cash revenues that the Company earns from Platform Subscriptions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common and Preferred Stock

As of 12/31/2018 the Company had authorized 6,000,000 shares of common stock with $0.0001 par value per share and had authorized 4,000,000 shares of preferred stock with $0.0001 par value per share. Common stock issued and outstanding totalled 916,232 shares. No preferred stock had been issued.

As of 12/31/2019 the Company had authorized 6,000,000 shares of common stock with $0.0001 par value per share and had authorized 4,000,000 shares of preferred stock with $0.0001 par value per share. Common stock issued and outstanding totalled 1,106,242 shares after an issuance of 190,010 shares during the year; the Company issued 11,453 shares of preferred stock.

As of April 30, 2020 the Company has issued of a total of 1,106,242 shares of its common stock with par value of $0.0001 and 11,453 shares of its preferred stock with par value of $0.0001 (see note 8).

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has committed to issue a further 16,054,932 Membership Tokens to a number of the company's original founders, executives, advisors and consultants. Membership Tokens are cryptographic tokens issued on the Ethereum blockchain and were issued by pre-selling membership to the QuantmRE Platform at a discount. Subject to regulatory approval, the Company intends to accept these Membership Tokens on the QuantmRE Platform in lieu of payment for Membership fees, whereby each Membership

Token can be redeemed for $1 worth of membership fees. Membership Tokens will be destroyed as soon as they have been redeemed on the Platform. Membership Tokens confer no rights, privileges or ownership of shares in the Company. The Company has no obligation to convert Membership Tokens into cash and they can only be used as payment for Platform Membership Subscriptions. Note that the redemption of large numbers of Membership Tokens on the Platform will reduce the cash revenues that the Company earns from Platform Subscriptions.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised at total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017.

The Company has incurred net losses since inception and its ability to continue is dependent upon management's plan to raise additional funds and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Equity Issued

As of April 30, 2020 the Company has issued of a total of 1,106,242 shares of its common stock with par value of $0.0001 and 11,453 shares of its preferred stock with par value of $0.0001.

Short Term Loans Repaid and Loans Issued

The outstanding short term loans to Barastone Corp ($10,000) and Good Steward Account Servicing, Inc ($5,500) were repaid in January 2020.

In February 2020 an existing shareholder and investor provided the Company with $25,000 by way of a short-term unsecured loan which is to be repaid by December 31, 2020.

Anticipated Crowdfunding Event

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 7, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Republic

Company Name	QuantmRE
Logo	
Headline	Get cash from home equity with no monthly payments. no interest. no added debt.



Cover photo



Hero Image



QuantmRE
Get Equity Freedom
I Own a Home
Release the equity in your home – without additional debt.
I Want to Invest
Modern real estate investing – powered by blockchain.
Forbes

Tags	Finance, B2C, Fintech, Real Estate

**Pitch
text**

Summary

- Enabling homeowners to get cash from their home equity with no added debt
- We link homeowners and investors to provide debt-free financing
- Revenue generating with highly scalable product and huge potential demand
- $1.825M in seed capital already raised from individuals and institutions
- Experienced management team, pioneers in the shared equity industry
- $1.5M provided to homeowners in last 3 months, $3.5M+ in pipeline

Problem

Homeowners can only access their home equity by getting deeper into debt

Over 14 million Americans have a valuable asset that can be converted into cash to meet their financial needs: the equity in their home. In the US, total home equity hit a record $18.7T in 2019. However, home equity is an illiquid, non-financial asset. It can't be used to buy goods or services.

The problem for all homeowners is that the only way to access their equity is to take on more debt.

Is your home equity a frozen asset?



At a time when many families need funds more than ever, there needs to be an alternative financial tool for homeowners who are house rich but cash poor and are unable, or unwilling, to take on the burden of monthly payments and additional debt.

Solution

Get cash from your home equity with no interest, no monthly payments, no added debt.

QuantmRE is a real estate finance platform that originates and funds Home Equity Agreements. This new financial tool enables qualifying homeowners to get a cash lump sum from their home equity with no monthly payments, no interest and no added debt.

A Home Equity Agreement is an equity based solution - it's not a reverse mortgage, it's not a loan and it's not a line of credit. Instead of charging interest, we take a share of the current equity together with a share of the appreciation if the value of the home goes up. We also share in the potential downside risk if the home decreases in value.

	QuantmRE	MORTGAGE
Monthly Payments	No	Yes
Interest Charges	No	Yes
Added Debt	No	Yes
Debt-to-Income Requirements	No	Yes
Impact on Credit Report	No	Yes

People who have been turned down for a loan or mortgage can still qualify for a Home Equity Agreement and get cash from their home equity, again with no interest and no monthly payments. In many cases the homeowner has up to thirty years to sell their home or to refinance the agreement.

Our plan is to help unlock hundreds of millions of dollars of equity for homeowners, providing them with much needed cash with no interest, no monthly payments and no added debt.

The QuantmRE platform has also been designed to enable a wide range of investors to fund these Home Equity Agreements, including retail investors. Our platform has been designed to be a secondary market exchange where investors can build, model, manage and trade individual portfolios of fractionalized Home Equity Agreements (note: this exchange is subject to regulatory approval and is not immediately available).

Product

Making home equity accessible, investible and tradable

We originate Home Equity Agreements. We also plan to act as the platform that links homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments in prime residential real estate.

The QuantmRE platform has been designed to make home equity accessible, investible and tradable.



Homeowners
want a **debt-free way** to access the equity locked up in their home



Investors
want exposure to US residential real estate **without the cost and involvement** of being a landlord



Liquidity
Investors want access to **secondary markets**

Equity Freedom for Homeowners

The homeowner receives cash, they maintain all rights and privileges of ownership, and they can settle the agreement anytime by selling their home, refinancing or renewing the agreement. During the agreement period, which may be as long as 30 years, the homeowner does not have to pay any interest, there are no monthly payments and there is no added debt.

At a time when many families need more funds more than ever, our Home Equity Agreements can provide a much-needed alternative source of capital.



I Own a Home
QuantmRE.
Let's unlock your equity
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Invest in US residential real estate without the hassles of being a landlord

The patent-pending technology behind the QuantmRE platform is designed to enable homeowners to sell, and investors to buy a portion of the equity in single family residential homes. Our longer term objective is to enable a wide range of investors to fund these transactions, and to create a secondary market for fractionalized Home Equity Agreements, giving investors the chance to build, model, manage and trade personalized portfolios of this previously untapped asset class.


QuantmRE
AVAILABLE PROPERTIES

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Tradable - creating a secondary market for Home Equity Agreements

We plan to use some of the proceeds from this Offering to continue the development and build-out of our trading platform, which we call 'Active Portfolio'. Built on blockchain technologies, it has been designed to operate as a marketplace for fractionalized interests in Home Equity Agreements, giving investors a smarter way to invest in US residential homes. This includes seeking regulatory approval for the exchange, which will require significant time and expense.


QuantmRE
Help
Support & Knowledge Base
Dashboard
Properties
Portfolio
My Investments
Marketplace
Documents
Notifications
AVAILABLE SHARES
PER SHARE ($)
Buy from Fund

The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Using our patent-pending technologies, each Home Equity Agreement can be fractionalized and split into $1 units. These units will be offered to investors via our exchange, enabling them to build, model, manage and trade their own portfolio of investments in individual residential properties.



Note: This exchange will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited. The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Peer to Peer transactions

Once the QuantmRE platform has been established and trading volumes begin to grow, our plan is to enable homeowners to raise capital directly from investors, on a peer to peer basis, without the need for an intermediary fund (similar to the way Prosper and Lending Club operate).

Part of the proceeds from this Offering will be used for the technological build required to enable a homeowner to offer their home equity to potential purchasers who can transact with the homeowner via the platform, without the need for another capital source. This direct investment model will enable us to offer a more diversified range of Home Equity Agreements which will also be fractionalized and traded on QuantmRE's secondary market exchange.

Note: This platform will require approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the ability to use peer to peer funding for Home Equity Agreements could be limited.

Traction

Over $1.5M capital paid out to homeowners. $3.5M+ pipeline

The Company started accepting customer applications on its platform in October 2019. Building on an effective, scalable online and offline marketing strategy, we have been able to generate revenues by originating agreements, arranging for the payment of capital to homeowners, and growing the business month by month.



$3.5M+
Transactions in the pipeline
$1.5M+
Provided to homeowners
270+
Homeowner Online Applications
35+
Transactions in the Pipeline
$20k+
Origination Revenues
12
Completed Transactions

These transactions represent Home Equity Agreements that have been originated by the Company on behalf of its capital partner as well as transactions that have been brokered to other Home Equity Agreement companies

We have also generated a significant amount of press interest with our innovative approach to home finance:



CNBC · YAHOO! FINANCE · Forbes · cheddar · BlockTelegraph

MarketWatch · SECURITIES.io · Investing.com · CCN · equities

CROWDFUND INSIDER · BanklessTimes · SCN Corporate Connect · CryptoDaily · BlockchainNews

Customers

Customers and case studies

Our customers fall into three main categories:







Unable to qualify for a loan
Unwilling to take on more debt
Asset diversification, Entrepreneurs

The homeowner can use the funds for any purpose:



Homeowner Uses
Generate Income
Eliminate Debt
College Tuition
Long Term Care
Estate Planning
Diversify Investments

QuantmRE's debt-free Home Equity Agreements can provide short term solutions or implement longer term financial strategy:

Motivation: Retire Debt Free

Situation: Husband and wife in their mid 50s have lived in their home for 10 years, and have $300,000 mortgage principal remaining. They both plan to retire in the next 2 years and want to eliminate the burden of their mortgage debt now to enable them to retire debt free.

Outcome:



Funds Received:	$ 500,000.
Appraised Home Value:	$ 3 Million

Used $300,000 to pay off their mortgage, which, in effect improved their monthly cash flow by $1,100 (their mortgage payment including interest). In addition, their financial planner used the residual $200,000 to create a retirement plan for them that enabled the principal to grow tax deferred and included principal protection.

Motivation: Reverse Mortgage Alternative

Situation: Recent widow in her early 70s living on fixed income. Wants to stay in her home and preserve equity to pass on to her children. Deceased husband's medical bills left her with a cash flow shortage of approximately $700/month, which she needed to pay her $200,000 mortgage. She considered taking out a reverse mortgage, but didn't want to incur additional debt and risk eroding the equity she had built. Also, she wanted to retain the option to move out of the house in the near future and rent it out.

Outcome:



Funds Received:	$170,000
Appraised Home Value:	$990,000

Met with an insurance specialist able to provide her with a plan that generates monthly income, which will help cover her mortgage payments, and will pay out for the rest of her life.

Motivation: Home Improvement

Situation: Semi—retired homeowners carrying a $223,000
                 mortgage on their home and other debts did not qualify
                 for a home loan. They sought an alternative way to pay
                 for an addition to their house for their adult son,
                 daughter-in-law and grandchild to move into.

Outcome:



Funds Received: $320,000

Appraised Home Value: $2.1 million

Within 5 weeks after qualifying, the clients received their
funds and construction has begun.

It's true. You can unlock the equity in your home without taking on more debt.

Business Model

Revenue generating with a highly scalable product

Revenue Streams



Origination Fees

A percentage of the capital that is released to the Homeowner. Potential to charge the capital source a 'gain on sale'



Platform Membership Fees

Annual membership fees providing access to investment, trading, data analytics, portfolio modelling, building and reporting



Trading Platform Fees

Technology and Platform fees generated from listing, buying and selling fractionalized interests in Home Equity Agreements

We currently generate origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Agreement.

As demand for Home Equity Agreements increases, we anticipate being generate an additional 'gain on sale' for Agreements that we originate, in addition to the fees paid by the Homeowner. This may increase our overall potential earnings to approximately 6% of the cash value of each completed Home Equity Agreement ($6,260 per completed Agreement based on the current average contract size).

Platform Revenues

Built on blockchain technologies, our secondary market platform has been designed to operate as a marketplace for fractionalized interests in Home Equity Agreements, giving investors a smarter way to invest in US residential homes and delivering revenue streams from the following potential activities:

- Annual membership fees
- Technology fees to buy, sell and trade units in fractionalized Home Equity Agreements
- Portfolio modeling
- Real time real estate transaction data
- Portfolio balancing

Note: This exchange will require approval from federal and state regulators and non-regulatory bodies, which Quantm.One anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If Quantm.One is not successful in obtaining the necessary approvals, the fractionalization and transferability of these Home Equity Agreements could be limited. The image above represents a part of the website that is currently under development and is intended for demonstration purposes only.

Market

Tapping into a rapidly growing $18T addressable market

Over 14 million homeowners in the US are 'house rich' - their homes have 60% or more equity. In the United States in 2019, total home equity hit a record $18.7 Trillion.


Percent Equity Rich (LTV Below 50)
4.5%
82.6%
States
Equity Rich(LTV 50 or lower)
95
2,000
4,000
6,000
8,000
10,000
11,242
Mexico
ATTOM
DATA SOLUTIONS
© 2020 Mapbox © OpenStreetMap

Image: Q4 2019 Equity Rich Properties by ZIP. Source: Attom Data Solutions

We are currently focused on originating Home Equity Agreements in California, and will use part of the proceeds of this Offering to expand the number of states where we operate.

Leveraging direct-to-consumer marketing and existing channel partnerships, we plan to achieve $50M in originations over the next 12 months, or approximately 476 completed Home Equity Agreements at the current average value of $105,000.



Source: Attom Analytics / Realtytrac

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.



Our social media advertising strategy is currently yielding a 6x return on advertising spend and provides an efficient, highly scalable method of new customer acquisition.


Take the fear
out of tapping
your home equity.
Use your home equity to go from
DRAB to FAB
Quantm RE
Sponsored
Homeowners, did you know there is an alternative to second mortgages and HELOCs that promises:
No monthly payments
No interest charges
No added debt
No debt-to-income requirement
No impact on credit... More
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a frozen asset?
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FREEDOM

Part of the proceeds from this Offering will be used to increase our digital marketing ad spend which we anticipate will drive significantly more customer traffic to our website.

Competition

Our team is seasoned and experienced

Our management team is comprised of pioneers in the shared equity space who have helped over a hundred and thirty homeowners release millions of dollars of equity in their homes, giving them the freedom to turn their equity into cash and take back control of their finances.

We are making investments in home equity available to retail investors

There are currently four other product companies in this market - Unison, Point, HomeTap and Patch Homes - all of whom are backed by major venture capital firms, institutional investors, insurance and endowment funds. They do not allow retail investors to participate.

QuantmRE is similar to our competitors as we also link homeowners to investors to provide debt-free financing options.

Unlike the other companies in this sector however, QuantmRE's diversified investor base potentially enables it to offer a wider range of Home Equity Agreements to a broader range of homeowner customers.



Company	Investors	Capital invested in the Company (estimated)	Home Equity Agreement Capital Commitments
QuantmRE.	XSQUARED	$1.8M	Under discussion
unison	citi VENTURES F-PRIME RBC Fidelity	$40M series B	$1.2B (estimated)
POINT	ANDREESSEN HOROWITZ Bloomberg Prudential	$37M	$750M (estimated)
hometap	AMERICAN FAMILY GENERAL CATALYST G20	$32M	$100M (estimated)
Patch Homes	usv techstars	$6M	$100M (estimated)
Totals		$116+Million Invested	$2+Billion Committed capital

This table shows the estimated capital raised by the Company's competitors together with the estimated capital commitments for investments into Home Equity Agreements

Key Differentiators:

- QuantmRE is the only platform designed to provide institutional and individual investors with access to fractionalized equity investments in owner-occupied residential real estate
- The only platform aimed at providing secondary market trading for fractionalized home equity
- QuantmRE is not tied to specific capital sources - offers a wider product range to homeowners

Vision

Join the Equity Freedom Movement

Our vision is to solve a major problem for homeowners who want to access the equity in their homes without taking on more debt.






We also want to open the doors for small investors so they can build, model, manage and trade portfolios of a unique residential real estate asset class that, until now, has only been available to venture capital funds and large institutions.

Our approach has been designed to solve a major financial problem for homeowners, while at the same time creating liquidity and tradability for one of the largest untapped asset classes in the country.



Timeline of recent and anticipated future events

Investors

From March 2018 to date, QuantmRE has raised $1.826M in investment capital from a combination of angel investors and venture funds.





The capital raised has been from a combination of the sale of $1.1M in equity (through the sale of common and preferred shares), a convertible share offering ($25,000 raised) and $699,000 raised through the sale of platform Membership Tokens through a SAFT (via a Regulation D offering in March 2018).

Membership Tokens are cryptographic tokens issued on the Ethereum blockchain. Subject to regulatory approval, the Company intends to accept these Membership Tokens on the QuantmRE Platform in lieu of payment for membership fees, whereby each Membership Token can be redeemed for $1 worth of membership fees. Membership Tokens will be destroyed as soon as they have been redeemed on the Platform. Membership Tokens confer no rights, privileges or ownership of shares in the Company. The Company has no obligation to convert Membership Tokens into cash and they can only be used as payment for platform membership subscriptions.

Founders

You can bet on our team to innovate, execute and scale QuantmRE. Our team is comprised of pioneers in the shared equity space who have helped homeowners access millions of dollars of equity in their homes, giving them the freedom to turn their equity into cash and take back control of their finances.



Matthew Sullivan
Founder and CEO

Matthew is the founder and full-time chief executive officer of QuantmRE. A serial entrepreneur, he is the founder of Crowdventure.com and co-founder of two real estate funds. He spent a number of years working alongside Richard Branson and the Virgin corporate finance team in London, UK, where he was appointed a director and Trustee of Virgin's London Air Ambulance.

Matthew went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then he has founded and led companies in the United Kingdom, Australia and the United States in the finance, telecommunications, technology and real estate sectors.

Now living in Orange County, California, Matthew is the author of 'Head First - A Roadmap for Entrepreneurs', host of the 'Hooked on Startups' podcast, and holds a private helicopter pilot's license.



Robert Barr
Chief Finance Officer

Robert is the Chief Finance Officer at Quantm.One, Inc and is also the founder and president of Good Steward Capital Management. He is an investment advisor registered with the SEC and has significant experience in providing securities and investment services to the real estate and real estate financing industry, including investment management, capital management, loan servicing, fund administration, and mortgage brokering. Robert's full time position is with Good Steward Capital Management. He currently works part-time with the Company and dedicates an average of one day a week to his position as CFO and director.



Dave Sterlitz
Co Founder, Compliance Advisor

Dave Sterlitz is a co-founder of the Company and serves as its Compliance Advisor. Mr. Sterlitz was previously General Counsel and Chief Compliance Officer for EquityKey, one of the first companies to enter the shared equity market. Mr. Sterlitz has served in senior legal roles such as Managing Director and Chief Legal and Compliance Officer for nearly two decades at some of the largest financial institutions in the world, including MUFG Americas, HSBC and Wachovia Bank.

An acknowledged expert in the field, Mr. Sterlitz has been involved in the equity share sector since its inception. Mr. Sterlitz is an Executive Member of the Board of Directors for Junior Achievement of San Diego and holds a Juris Doctorate degree from Emory University School of Law.

Team

	Matthew Sullivan	Founder, CEO	30 years entrepreneurial experience in finance, telecoms and technology. Worked with Richard Branson's Virgin Group.
	Steve Hotovec	Sales - Originations	25 years of experience in brokerage, trading and alternative investments. Steve holds a bachelor's degree in finance from San Diego State University and professional securities licenses 7, 24, 63 & 65.
	Mark Rogers	Sales - Originations	Mark has more than 30 years of experience in financial management and operations, including work as a turnaround specialist, an active portfolio manager and an investor in growing companies.
	Jeremiah Jacquet	Software Engineer	Highly skilled Blockchain Developer & Automation Engineer with experience in designing enterprise scale infrastructure for Linkedin, Ring, Reuters, IAC, FOX Interactive, eHarmony, Wag!, Napster, MySpace, Lynda, Citysearch.
	Robert Barr	Chief Finance Officer	Robert is an investment advisor registered with the SEC and has experience in providing finance, securities and investment services to the real estate and real estate financing industry.
	Bojan Mise	Data Scientist	Has designed large scale enterprise systems for Accenture, Allergan, Boeing, Capgemini, Dreamworks, GETCO/KCG, eHarmony, Intel, FOX, JPL, Lloyds TSB, Merrill Lynch, Microsoft, MySpace, Newmount, SAP, and Thermo Fisher Scientific.
	Sheila Burns	Strategic Marketing	Sheila's track record includes being marketing integration lead for Applied Biosystems, LIFE Technologies, LSR, Fisher Scientific (Pierce, Endogen, HyClone, Dharmacon, Mimotopes, ABgene).
	Heath Jackson Thomas	Creative Director	Previously Creative Director at Life Technologies leading 19 designers and illustrators, Design Director for Applied Biosystems.
	David Moss	Advisor - Blockchain	David is Founder & CEO of Strongblock, Inc. He was formerly Senior Vice President, Tech Operations at Block.One, where he was responsible for the development, implementation and adoption of EOS.

	Tim Sanders	Advisor	Former Yahoo Chief Solutions Officer Tim Sanders was an early stage member of Mark Cuban and Todd Wagner's Broadcast.com. He is a New York Times bestseller.
	Dave Sterlitz	Compliance Advisor	Previously general counsel for Equity Key, Managing Director and Chief Legal and Compliance Officer at some of the largest financial institutions in the world, including Dividend Finance, MUFG Americas, HSBC and Wachovia Bank.
	Marty Tate	Securities Counsel	Marty is the Company's lead securities counsel. He advises clients in the Blockchain, ICO, crowdfunding and peer-to-peer lending space, with a particular focus on the JOBS Act, 506 offerings, intrastate offerings and Regulation A.

Perks

$250
$250 Crowd SAFE A special thank you note from the founders

$500
$500 Crowd SAFE A special thank you note from the founders Your name and photo on a dedicated investor page on our website, highlighting that you were one of the first to support QuantmRE

$1,000
$1,000 Crowd SAFE A special thank you note from the founders Your name and photo on a dedicated investor page on our website, highlighting that you were one of the first to support QuantmRE A personal tweet, post or mention on social media

$2,500
$2,500 Crowd SAFE A special thank you note from the founders Your name and photo on a dedicated investor page on our website, highlighting that you were one of the first to support QuantmRE A personal tweet, post or mention on social media An exclusive investors-only t-shirt

$5,000
$5000 Crowd SAFE A special thank you note from the founders Your name and photo on a dedicated investor page on our website, highlighting that you were one of the first to support QuantmRE A personal tweet, post or mention on social media An exclusive investors-only t-shirt Invitation to attend one investor update call

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What will the funds be used for?

The Company intends to use the proceeds as follows:
• Significantly increase QuantmRE's sales and marketing efforts to generate sales revenues from Home Equity Agreement originations;
• Continue the development of its fractionalized Home Equity Agreement trading platform
• To fund general working capital
We intend to significantly increase our digital and social media marketing spend, grow our channel partnership base, and make improvements to our platform to increase our revenues from the origination of Home Equity Agreements.
As much of the QuantmRE Platform has now been built, we anticipate that approximately one third of the Company's expenses for the next 24 months will be spent on sales and marketing to build the company's brand and secure Home Equity Agreement originations. We also anticipate that approximately one-third of the Company's costs during the next 24 months will be dedicated to technology development and maintenance. The balance will be used for general working capital requirements.

What is the Company's exit strategy?

Potential acquisition by a competitor or another financial buyer, such as a bank, mortgage originator or similar consumer finance company.
Home Equity Agreements are an emerging asset class with institutional investor demand. Currently there is a premium placed on companies that can originate $100+ million of Home Equity Agreements per annum. At this level of origination, QuantmRE could be an attractive acquisition target for the following types of company:
* Home Equity Agreement Product Companies looking to add origination capabilities
* Financial buyers and private equity investors looking for a proven sales team and Home Equity Agreement origination platform
* Consumer credit companies looking to enter to the growing Home Equity Agreement market

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

QUANTM.ONE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Quantm.One, Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing

of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event an Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide Major Investor with Notice of the First Equity Financing consisting of any new equity securities, other than the Excluded Securities (as defined below) (the "New Securities"). The Notice shall include the price and terms of the New Securities. Major Investor shall have the right, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "Exercise Period"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

QUANTM.ONE, INC

_____
By:
Name: Matthew Sullivan
Title: Chief Executive Officer
Address: 5 Upper Newport Plaza, Newport Beach, CA 92660
Email: msullivan@quantmre.com

INVESTOR:

_____
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT F

Video Transcript

Are you someone who owns your home and doesn't want to take out a reverse mortgage, or can't qualify for one, but still needs some cash?

Whether you want to take cash out of your home to remodel, send your kid to college or diversify your portfolio without taking on more debt, Quantm Real Estate can help you do it.
For qualifying customers, we will actually pay you to share in your home's equity while you're still living there. It's called "Shared Equity" and our leaders have already helped owners like you release millions of dollars of the equity value in their homes without taking on any extra debt.

Typically we'll buy a 10-30% slice of the value of your home. And the best part is that this is NOT a loan. That means NO monthly payments, NO interest payments and NO added debt. You stay in your home as long as you want.
Think of us a silent partner.

It's a fair deal. After a one year early termination period,we share in both the upside and the potential downside with you.

If your home goes up in value, when you sell we both win!

Step 1--simply apply to see if you qualify

Step 2- Once we approve your application, an appraiser will come to your home, or the home you are leasing to a renter - The home doesn't even have to be your primary residence!

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Step 4- We send you your payment

Step 5- You stay in your home as long as you want to and keep up the payments, maintenance and taxes.

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